UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Invesco Senior Income Trust
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

46131H107
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ X ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46131H107	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,857,607
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,857,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,857,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25%[1]
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used herein are calculated based upon 180,036,160 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

CUSIP No. 46131H107	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,857,607
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,857,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,857,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein are calculated based upon 180,036,160 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares (the "Common Shares"), of Invesco Senior Income Trust (the "Issuer"). The Issuer's principal executive offices are located at 1555 Peachtree Street, N.E., Suite 1800, Atlanta, Georgia 30309.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"); and

(ii) Mr. Boaz R. Weinstein ("Mr. Weinstein").

This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to Reporting Person is set forth herein.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Act, the beneficial owner of the Common Shares reported herein.

(b)	The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)

The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts and (ii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

The Reporting Persons have executed a Joint Filing Agreement, dated February 8, 2019, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in the funds and accounts managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $61,768,411 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

The Reporting Persons may engage in discussions with management, the Board of Trustees (the “Board”), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

On February 8, 2019, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Act. The Proposal requests that the Board take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.

Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Shares.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 180,036,160 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected within the past sixty days by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2:	Proposal.

SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of
November 16, 2015, which is incorporated
herein by reference to Exhibit 2 to the Schedule
13G filed by the Reporting Persons on
December 28, 2015, accession number:
0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price
12/07/18	419,853	4.08
12/10/18	149,477	4.06
12/11/18	243,864	4.08
12/12/18	170,249	4.09
12/13/18	195,345	4.04
12/14/18	20,000	3.99
12/18/18	136,595	3.87
12/19/18	7,400	3.84
12/20/18	122,196	3.79
12/24/18	111,230	3.75
12/26/18	111,037	3.84
12/27/18	380,689	3.84
12/28/18	493,494	3.87
12/31/18	835,491	3.88
01/02/19	145,177	3.92
01/03/19	64,315	3.97
01/04/19	88,260	4.00
01/07/19	150,000	4.07
01/08/19	529,050	4.09
01/09/19	196,069	4.11
01/10/19	120,735	4.11
01/11/19	233,902	4.05
01/14/19	57,176	4.06
01/15/19	19,650	4.05
01/16/19	216,597	4.05
01/17/19	31,217	4.05
01/18/19	139,751	4.08
01/23/19	154,561	4.03
01/24/19	174,479	4.04
01/25/19	61,955	4.05
01/28/19	50,950	4.05
02/05/19	94,656	4.08
02/06/19	172,510	4.08

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 8, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 2

Proposal

February 8, 2019

VIA EMAIL

Mr. Jeffrey H. Kupor
Chief Legal Officer and Secretary
Invesco Senior Income Trust
11 Greenway Plaza, Suite 1000
Houston, Texas 77046

Re: Invesco Senior Income Trust (the “Trust”)

Dear Mr. Kupor:

     Saba Capital Management, L.P. (“Saba”), as investment advisor to and on behalf of Saba II AIV, LP (the “Fund” and together with Saba, the “Saba Group”), the owner of 14,857,607 shares of Trust, hereby submits the following proposal on behalf of the Fund pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Trust’s shareholders at the Trust’s next annual shareholder’s meeting to be held in 2019, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

     Saba’s proposal (the “Proposal”) pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the “Exchange Act”) is as follows:

PROPOSAL

“RESOLVED, that the shareholders of Invesco Senior Income Trust (the “Trust”)
request that the Board of Trustees of the Trust (the “Board”) take all necessary steps in its power to declassify the Board so that trustees are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

SUPPORTING STATEMENT

Corporate Governance

     We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

     Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

      We are committed to improving the corporate governance of the Trust for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Trust achieve its optimal valuation.

     Saba Capital has submitted a shareholder proposal to declassify the Board of the Trust, in an attempt to allow the Board to operate freely and in the best interest of shareholders.

     For a greater voice in the Trust’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

END OF PROPOSAL

     As is required by Rule 14a-8 under the Exchange Act, attached is letter from National Financial Services verifying that the Fund continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. As of the date hereof, the Fund has continuously held the required number of shares for over a one-year period. The Fund intends to continue to hold the shares referenced through the date of the Meeting.

     Saba represents that, as investment advisor to the Fund, Saba holds beneficial interest in all shares held by the Fund, including full economic interest in such shares along with the power to invest, vote, or direct the vote of such shares and has full power and authority to submit the Proposal on the Fund's behalf.

     Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

     Thank you for your time and consideration.

Sincerely,

Michael D’Angelo
General Counsel

Cc:	The Board of Trustees of the Trust
Eleazer Klein, Schulte Roth & Zabel LLP